Watkins Financial Services, Inc.

Statement of Stockholders' Equity

For the Year Ended December 31, 2020

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 1, 20120	1,000	$ 100	$ 38,900	$ (5,662)	$ 33,338
Net income	-	-	-	1,573	1,573
Balance, December 31, 2020	1,000	$ 100	$ 38,900	$ (4,089)	$ 34,911

The accompanying notes are an integral part of these financial statements